

Mail Stop 3720

November 18, 2009

Via U.S. Mail and facsimile to (210) 829-9101

Mr. Larry Franklin
President and Chief Executive Officer
Harte-Hanks, Inc.
200 Concord Plaza Drive
San Antonio, TX 78216

> **Re:** **Harte-Hanks, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-07120**

Dear Mr. Franklin:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

1.    In future filings, please provide your correct file number on the cover of your Form 10-K.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion & Analysis, page 17

Annual Incentive Compensation, page 28

2.      We note that bonus payments under your Annual Incentive Compensation program is based on meeting the performance targets listed in the first table on page 29.  Further, presumably due to competitive harm, we note that you have not disclosed the actual performance targets (although you do discuss how difficult it is for your named executive officers to meet the performance targets in the third full paragraph on page 29).  Please explain how disclosure of prior year's performance targets will cause you competitive harm.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any questions.

Sincerely,

/s/ Robert Bartelemes for
Larry Spirgel
Assistant Director